AsproDental Inc.

Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

January 4, 2019 (Inception)

ASPRODENTAL INC.

TABLE OF CONTENTS



To the Board of Directors
AsproDental Inc.
Huntington Beach, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of AsproDental Inc. (the "Company") as of January 4, 2019 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 27, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

ASPRODENTAL INC.
BALANCE SHEET (UNAUDITED)
As of January 4, 2019 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilites:

Due to related party	$ 215,133

Stockholders' Equity (Deficit):

Common stock, $0.00001 par, 10,000,000 shares authorized, zero	
shares issued and outstanding as of January 4, 2019 (inception)	-
Additional paid-in capital	-
Accumulated deficit	(215,133)
Total Stockholders' Equity (Deficit)	(215,133)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ -

See Independent Accountant's Review Report and accompanying notes to the financial statements.

NOTE 1: NATURE OF OPERATIONS

AsproDental Inc. (the "Company"), is a corporation formed on January 4, 2019 under the laws of Delaware. The Company was formed to provide comprehensive practice management software for dental offices to run their operations.

As of January 4, 2019 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, development, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred. Certain expenses directly attributable to the Company were incurred prior to the Company's incorporation. These expenses are reflected in the Company's beginning stockholders' equity and amounted to $215,133 as of January 4, 2019 (inception).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is uncertain if the research and development expenses incurred in 2018 and charged to the Company's beginning equity balance will be deductible for the Company's tax purposes since such costs were incurred prior to its inception, and therefore was not recognized the potential deferred tax assets that would result should those costs be deductible to the Company.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of January 4, 2019 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of $0.00001 par value common stock as of January 4, 2019 (inception). As of January 4, 2019 (inception), zero shares were issued or outstanding. See Note 7 for discussions of equity activity and changes to the capital structure that were authorized subsequent to January 4, 2019 (inception).

NOTE 5: RELATED PARTY PAYABLE

A related party to the Company has advanced the Company funds as need to pay for its pre-inception research and development costs. The balance due under this arrangement was $215,133 as of January 4, 2019 (inception). The arrangement has no formal terms, is considered payable on demand, and bears no interest.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Amendment of Articles of Incorporation

As of March 1, 2019, the Certificate of Incorporation was amended and restated to authorize the issuance of an additional 1,000,000 shares of common stock. The Company also intends to authorize and approve a stock option plan with a reservation of 1,500,000 shares of common stock in 2019.

Stock Issuances

- The Company issued a total of 8,500,000 shares of common stock to its three founders at $0.00001 per share. These issuances were conducted under terms of restricted stock purchase agreements whereby 50% of the shares vest over a four-year period, subject to a 1-year cliff and the other 50% vested upon issuance.
- The Company issued 400,000 shares of common stock to its VP of sales as part of its compensation, which vest over a four-year period, subject to a one year cliff.

SAFE Agreements

Subsequent to inception date, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with third parties valued at:

- $100,000 in exchange for professional services, $7,000,000 pre-money valuation cap, and 20% discount rate.
- $50,000 in exchange for professional services, $7,000,000 post-money valuation cap, and 27.5% discount rate.
- $10,000 cash payment, $7,000,000 post-money valuation cap, 20% discount rate.
- $100,000 cash payment, $7,000,000 post-money valuation cap, 27.5% discount rate.

The agreements provide the third parties rights to future equity in the Company under the terms of the agreements. The SAFE agreements become automatically convertible into shares of the Company's preferred stock upon qualified financing as defined in the agreements, which is generally defined as the offering of the Company's preferred stock at a fixed price, at a conversion rate of the lessor of the price per share determined by the valuation cap or discount to the pricing in the triggering financing round.

If and upon a liquidity event, the third parties will receive whichever is higher between the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. Such payments are equal in priority to preferred stock holders and other SAFE holders, and senior to common stockholders.

If an upon a dissolution event, SAFE holders are to receive their purchase amount.

Consulting Agreement

During 2019, the Company entered into a consulting agreement for a VP of Sales position, whereby the Company is obliged to a monthly consulting fee of $6,000 plus commissions of 5.25% of sales.

Management's Evaluation

Management has evaluated subsequent events through March 27, 2018, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.